ALTRAN

251, Boulevard Pereire - 75017 PARIS
TELEPHONE : + 33 (0) 1 44 09 64 00
TELECOPIE : + 33 (0) 1 44 09 64 22

03 DEC -1 AM 7:21

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

03037881

SUPPL

Paris, November 27th 2003

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published for the Q3 2003 sales on November 13rd, 2003 enclosed as exhibit 1.
2. Presentation made to shareholders Q3 2003 sales made on November 13rd, 2003 enclosed as exhibit 2
3. Prospectus concerning the Share capital increase published on November 21st 2003 enclosed as exhibit 3
4. Presentation made to analyst on the share capital increase published on our website on November 21st, 2003 enclosed as exhibit 4
5. Financial release concerning the Share capital increase published on November 21st, 2003 enclosed as exhibit 5

Dew 12/3

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 1

ALTRAN TECHNOLOGIES

13th November 2003

2003 Third Quarter Revenue of €314.2m
Revenue on the first 9 months of 2003 is €1.002m

Third quarter 2003 revenue amounted to 314.2 million euros of which 41.9 million were generated by companies acquired in 2002.

Third quarter revenue is down 6.2% compared to the second quarter of 2003. The organic, revenue[1)] is down by 4.7%.

Revenue generated outside France was 158.1 million euros representing a decline of 8.8 % with respect to the 2nd quarter, of which 6.8% is organic.

In France revenue was 156.1 million euros, a decrease of 3.5% compared to the 2nd quarter, of which 3.0% was organic.

No acquisition has been concluded in 2003.

(€m)

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	9 months sales
Revenue excluding companies acquired (a)	**300.3**	**285.8**	**272.3**	**858.4**
Contribution of companies acquired in 2002 (b)	**52.6**	**49.3**	**41.9**	**143.8**
Contribution of companies acquired in 2003 (c)	**0.0**	**0.0**	**0.0**	**0.0**
Total Revenue (a)+(b)+(c)	**352.9**	**335.1**	**314.2**	**1002.2**

Quarterly revenue figure comparison with those of 2002 will not be presented, due to lack of information on the quarterly impact of the revenue adjustments in 2002, as already mentioned for the publication of first quarter revenue.

During the 3rd quarter the group continued to adapt its cost structure with regard to the general economic environment with a 516 staff decline. As of the 30th of September 2003, the total number of employees in the group[2)] was 16 528, a decrease of 1 250 compared to the beginning of the year.

Please note that 1st Half 2003 accounts included a 5% correction of group's ownership in one of its subsidiary Altran International. The impact on 1st half results 2003 was of –1.7 million euros as detailed in the "Document de Référence" available on our website www.altran.net

www.altran.net
Euroclear 3463 / Bloomberg ALT FP/ Reuters ALTR.PA/ Nasdaq ALTKF/ Sicovam

1) Organic revenue : revenue for the period less revenue of companies acquired during the period and in the previous financial year,
2) The company DTS is no longer consolidated in Group accounts since June 2002 and has also been excluded from total number of employees

File n° 82-5164

03 DEC -1 7:21

ANALYST PRESENTATION
EXHIBIT 2

Altran



Group refinancing

Eric Albrand
CFO

Laurent Dubois

Head of Investors Relations

November 21st, 2003

ALTRAN

Group refinancing

Agenda

- Operation's characteristics
- Financial structure reinforcement

Operation's characteristics

Capital increase characteristics

- A M€ 150 share capital increase by way of an issue of shares for cash with preferential subscription rights is announced today

- Operation is guarantied by the three banks of the group BNP Paribas, Crédit Agricole Ile de France and Société Générale

- 20.807.584 new shares will be issued at a price of € 7,2

- Existing shareholders and acquirers of the preferential subscription rights will have the right to subscribe new shares on a non reducible basis at the rate of 2 new shares for 9 existing shares

Caractéristiques de l'opération

Calendrier

November 20, 2003	Visa of the French "Commission des Opérations de Bourse" on the "Prospectus"
November 21, 2003	Issue of a press release by the Company describing the principal terms of the share capital increase
November 21, 2003	Publication in the "Bulletin des Annonces Légales Obligatoires" of the notice in respect of the share capital increase
November 27, 2003	Commencement of the subscription period - beginning of the listing of the preferential subscription rights
December 10, 2003	End of the subscription period - end of listing of the preferential subscription rights
December 23, 2003	Issue of the new shares - Settlement and delivery - Listing of the new shares on the "Premier Marché" of Euronext Paris S.A

Operation's characteristics

Banks support

- Capital increase is guarantied by the three banks of the groups

- Unrestricted availability of credit lines representing € 152.6 m as of December 31,2004 and which mature in December 2009

  - The Crédit Agricole agreed to maintain its two existing credit lines maturing in 2009, representing an aggregate total amount of € 84.5 million as of December 31, 2003 and, taking into account amortization, 72,6 million as of December 31, 2004

  - BNP Paribas and Société Générale have agreed to grant two new lines for an amount of € 40 million each, in replacement of existing facilities. These two credit lines mature in December 2009 and are amortizable by identical half-yearly installments following the first draw down

Agenda
Operation's characteristics
Financial Structure reinforcement

Operation's characteristics

Financial covenants

Agenda
Operation's characteristics
Financial Structure reinforcement

	31.12.2004	31.12.2005	31.12.2006	31.12.2007	31.12.2008
Net debt / Shareholder's equity	x 1,0	x 1,0	x 1,0	x 1,0	x 1,0
Net debt / Annualized EBITDA	x 4,0	x 3,5	x 3,0	x 2,5	x 2,5

With the understanding that the Ebitda corresponds to the French "Excédent brut d'exploitation"

Operation's characteristics

Operation targets

Agenda
Operation's characteristics
Financial Structure reinforcement

- Reinforcement of group's financial structure
- Preserve shareholders interest
- Offer a global refinancing solution with a limited dilution
- Give Altran the means to :
  - Ensure redemption of the 2005 convertible
  - Ensure its mid-term development

Agenda

Operation's characteristics

Financial Structure reinforcement

Operation's characteristics

Intention of main shareholders

- Mr;Alexis Kniazeff and Mr. Hubert Martigny, holding each 10.75% of Altran Technologies' share capital and 16.79% of voting rights, have indicated their intention to sell a portion of their preferential subscription rights and to use the proceeds of such sales (after tax) for the subscription of new shares up to the balance of their remaining potential subscription rights.

- Altran Directors Fund, which holds 8.76% of Atran Technologies' share capital and 10.64% of the voting rights, will not subscribe to this share capital increase

- Mr. Alexis Kniazeff and Mr Hubert Martigny have agreed, for a period of 180 days from November 20, 2003, not to sell any of their available shares (or, for each of them, 10.75% of the share capital, excluding 0.34% of the share capital corresponding to shares pledged with financial institutions) nor any new shares which they will subscribe through the share capital increase

- Altran Technologies has agreed, for a period of 180 days from November 20, 2033, not to issue any shares or other securities giving access to the share capital, with the exception, in particular, of the issue of the shares deriving from the conversion of « OCEANE » bonds and the exercise of options for subscription of shares

Operation's characteristics

Ownership structure evolution

	Before capital increase		After capital increase	
	Capital	Voting rights	Capital	Voting rights
Alexis Kniazzeff	10,75%	16,79%	9,26%	14,65%
Hubert Martigny	10,75%	16,79%	9,26%	14,65%
Altran Directors Fund	8,76%	9,05%	7,16%	7,69%
Others	69,74%	57,38%	74,31%	63,02%
Total	100,00%	100,00%	100,00%	100,00%
Total number of shares	93.634.131		114.441.715	

Group refinancing

Agenda

- Operation's characteristics
- Financial structure reinforcement

Financial structure reinforcement

Net debt evolution post operation

Gearing	**2.0**	**0.9**


511,8
249,9
368,0
399,9
30 juin 2003
Après 150m€ d'augmentation de capital
Dette nette
Capitaux propres

Financial structure reinforcement

Financial ratios

	30.06.2003	After €150m capital increase
Net debt / shareholder equity	x 2,0	x 0,9
Net debt / Annualized EBITDA	x 7,5	x 5,8

Financial structure reinforcement

Financial structure after capital increase


200
100
0
-100
-200
-300
-400
143,6
-511,8
150,0
150,0
50,0
Net debt as of June 30, 2003
Factoring
Credit lines
DSO reduction
Net proceed of capital increase

Agenda

Operation's characteristics

Financial Structure reinforcement

www.altran.net



File n° 82-5164

PROSPECTUS
EXHIBIT 3

ALTRAN TECHNOLOGIES

SHARE CAPITAL INCREASE BY WAY OF AN ISSUE OF SHARES FOR CASH WITH PREFERENTIAL SUBSCRIPTION RIGHTS

(Augmentation de capital en numéraire avec maintien du droit préférentiel de souscription)

The terms and conditions for the rights issue (the "Preferential Subscription Rights") of new shares (the "New Shares") of Altran Technologies ("Altran Technologies" or the "Company") and certain information in relation to the Company contained in the French language prospectus ("note d'opération") are set out in this document for information purposes only. This document should be read in conjunction with the French language reference document ("Document de Référence") of the Company which was registered with the French "Commission des opérations de bourse" under number R.03-224 dated 31 October 2003.

THIS DOCUMENT CONTAINS A NON-CERTIFIED NON-BINDING TRANSLATION FOR INFORMATION PURPOSES ONLY OF THE FRENCH LANGUAGE "NOTE D'OPERATION" RELATING TO THE ISSUE OF THE PREFERENTIAL SUBSCRIPTION RIGHTS AND THE NEW SHARES WHICH RECEIVED A "VISA" NO. 03-1032 DATED NOVEMBER 21, 2003 OF THE FRENCH "COMMISSION DES OPERATIONS DE BOURSE". IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THESE DOCUMENTS, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF THE "NOTE D'OPERATION" SHALL PREVAIL. NEITHER THE COMPANY NOR THE MANAGERS ASSUME ANY LIABILITY WITH RESPECT TO THIS FREE TRANSLATION.

Application has been made to have the Preferential Subscription Rights admitted to trading on the "Premier Marché" of Euronext Paris S.A. from November 27, 2003 to December 10, 2003 (the "Subscription Period"). Application will been made to list the New Shares on the "Premier Marché" of Euronext Paris S.A. with effect from December 23, 2003.

Joint Lead Managers

BNP PARIBAS

CREDIT AGRICOLE INDOSUEZ

CREDIT LYONNAIS

SG CORPORATRE & INVESTMENT BANKING

The date of this document is November 21, 2003.

This document does not constitute an offer or invitation to any person to purchase Preferential Subscription Rights or subscribe for New Shares in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Preferential Subscription Rights or the New Shares, or the circulation or distribution of this document or any other offering material, in any jurisdiction where action for that purpose is required.

The distribution of this document and the offering and selling of the Preferential Subscription Rights or the New Shares in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions.

THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE FRENCH "COMMISSION DES OPERATIONS DE BOURSE" AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE PREFERENTIAL SUBSCRIPTION RIGHTS OR THE NEW SHARES TO THE PUBLIC IN FRANCE.

The Preferential Subscription Rights and the New Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States. The Preferential Subscription Rights or the New Shares are being offered and sold exclusively outside the United States in offshore transactions in accordance with Regulation S of the Securities Act. Terms used in this paragraph have the respective meanings ascribed to such terms in Regulation S.

This document is directed only at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2) of the Financial Services And Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with Relevant Persons.

The distribution of this document and the offering and selling of the Preferential Subscription Rights or the New Shares in Canada or Japan is not permitted.

The delivery of this document, or any sale made in connection with the offer of the Preferential Subscription Rights or the New Shares, shall not under any circumstances imply that the information herein contained is correct at any time subsequent to the date hereof or that there has been no change in the affairs of the Company and its consolidated subsidiaries since the date of this document.

No representation or warranty, express or implied, is made, and no responsibility is accepted by BNP Paribas, Crédit Agricole Indosuez – Crédit Lyonnais or Société Générale as to the accuracy or completeness of the information set out in this document.

No person has been authorised to give any information or to make any representation other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been authorised.

The offering is being conducted pursuant to the standards and requirements of French law.

In connection with this issue, Crédit Agricole Indosuez, or any person acting on its behalf, may over-allot or effect transactions for a limited period with a view to supporting the market price of the Preferential Subscription Rights and/or the New Shares at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Crédit Agricole Indosuez, or any person acting on its behalf, to carry out such activities. Such stabilisation, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

ALTRAN TECHNOLOGIES

A French limited liability company (*Société Anonyme*) with a share capital of € 46,817,065.50
Registered office: 58, boulevard Gouvion Saint-Cyr, 75017 Paris
702 012 956 R.C.S. Paris

PROSPECTUS

(NOTE D'OPÉRATION)

Made available to the public in connection with a share capital increase by way of an issue of shares for cash with preferential subscription rights

The legal notice will be inserted in the *Bulletin des Annonces Légales Obligatoires* of November 21, 2003

COB

Visa of the French *Commission des opérations de bourse*

Pursuant to Articles L. 412-1 and L. 621-8 of the *Code monétaire et financier*, this prospectus has received *visa* Nr. 03-1032 on November 20, 2003 from the *Commission des opérations de bourse* ("COB") in accordance with its regulation Nr. 98-01. This prospectus has been prepared by the issuer and renders its signatories liable for the contents thereof. A *visa* does not imply approval of the suitability of the transaction nor the accuracy of the accounting and financial information included therein. It was granted following a review of the relevance and consistency of the information presented in relation to the offer made to investors.

This prospectus is composed of:

- the *document de référence* registered by the COB on October 31, 2003 under Nr. R.03-224; and
- this *note d'opération.*

Warning

The COB draws the attention of the public to the following elements:

- The subscription of the New Shares is not underwritten pursuant to Article L. 225-145 of the French *Code de commerce.* Consequently, trading of the New Shares will commence following the issue of the *certificat du dépositaire*, *i.e.* after the settlement date.
- The paragraph in respect of the group's risk factors and exceptional events and litigation described in the *document de référence*.
- The statutory auditors, in their report on the consolidated financial statements for the year ended December 31, 2002, made the three observations described respectively in the following notes to the consolidated financial statements:
- "the note on accounting principles and evaluation methods in respect of a change in presentation and of the first application of rule 2000-06 of the accounting regulatory committee regarding liabilities.
- the note in the annex in respect of the correction of errors in the financial statements for the fiscal year ended December 31, 2001.
- The note in respect of the medium-term credit lines and their covenants, which are currently being re-negotiated."
- The Company considers the restoring of the group's financial situation as a priority: "Re-establishing a distribution of dividends will only be proposed once this objective has been reached."

Copies of this prospectus are available free of charge from the banks listed below, as well as at the registered office of the Company, located at 58, boulevard Gouvion Saint-Cyr, 75017 Paris. This prospectus can be consulted on the websites of ALTRAN TECHNOLOGIES (www.altran.net) and of the COB (www.cob.fr).

BNP PARIBAS	Crédit Agricole Indosuez – Crédit Lyonnais	SG Corporate & Investment Banking

Joint Lead Managers

Principal terms of the share capital increase by issue of shares for cash with preferential subscription rights

Issuer

ALTRAN TECHNOLOGIES S.A.

Sector classification FTSE™	
Economic group:	90 Information Technology
Sector:	97 Software and Computer services
Sub-sector:	972 Computer services

Purpose of the issue

The share capital increase falls within the strategy of restoring ALTRAN TECHNOLOGIES' financial situation. In order to achieve this objective, ALTRAN TECHNOLOGIES is firstly mobilizing its own resources:

- Restoring the operating profit: the adapting of its cost structure to its level of activity is being realized by downsizing its personnel by over 7% in the first nine months of 2003.
- Control and then reduction of customer receivables: following the sizable reduction recorded in the second half of 2002, customer receivables stabilized in the first half of 2003. ALTRAN TECHNOLOGIES maintains the objective of a € 50 million reduction in such receivables by the end of 2004, subject to stable levels of activity, thanks to the strengthening of sales management procedures and the implementing of factoring agreements.
- Centralizing available treasury: the reduction of financing requirements is conditional upon the availability of the group's treasury. Through internal treasury centralization, the portion of cash available for the group increased from 24% at the end of 2002 to 54% at the end of September 2003. This effort will continue.
- Establishing factoring credit lines: ALTRAN TECHNOLOGIES has signed agreements with 4 factoring companies granting it over € 160 million in credit lines. By the end of October 2003, over € 50 million in financing was obtained and the objective is to have available between € 80 to € 100 million by the end of 2003 and € 150 million during 2004.

In addition to the financial resources generated by this mobilization of internal resources, medium-term financing will be ensured by:

- This share capital increase, which will allow for a strengthening of ALTRAN TECHNOLOGIES' shareholders' equity and the restoration of its financial ratios. Thus the net debt to shareholders' equity ratio should again be of approximately 1, shareholders' equity group share having increased to € 400 million as of June 30, 2003 and net debt having been reduced to € 368 million as of June 30, 2003.
- The unrestricted availability of credit lines representing € 152,6 million as of December 31, 2004 and which mature in 2009:
  - Crédit Agricole d'Ile-de-France agreed to maintain its two existing credit lines maturing in 2009, representing an aggregate total amount of € 84.5 million as of December 31, 2003 and, taking into account amortization, € 72.6 million as of December 31, 2004.
  - BNP Paribas and Société Générale have agreed to grant two new credit lines for an amount of € 40 million each, in replacement of existing facilities. These two credit lines mature in December 2009 and are amortizable by identical half-yearly installments following the first drawdown.

- All these credit lines would become repayable if the Company should not comply with the maximum financial ratios shown in the table below:-

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Net debt / shareholders' equity	1.0	1.0	1.0	1.0	1.0
Net debt / Ebitda	4.0	3.5	3	2.5	2.5

With Ebitda corresponding to earnings before interest, tax, depreciation and amortization (*Excédent brut d'exploitation*).

To date, the Company does not have to comply with any other significant covenants on its drawn credit lines. In respect of credit facilities which are still in the process of being finalized, a possible limitation regarding deconsolidating structures, a cross default clause, possible limitations on acquisitions prior to repayment of the "OCEANE" bonds and possible pledges of securities are under negotiation. The Company will communicate to the market the key elements of these facilities once they are finalized.

ALTRAN TECHNOLOGIES should therefore have available the necessary resources to ensure the repayment of the "OCEANE" bonds on January 1, 2005 and guarantee its medium-term financing.

The overall resources which the group will be able to mobilize by the end of 2004, excluding cash flow generated by operations and provided that the group achieves all its objectives in restoring its financial ratios as described above, are as follows:

Factoring	€ 150 million
Receivables reduction	€ 50 million
Credit facilities	€152.6 million
Share capital increase	€150 million

The Company reserves the right to use part of the funds raised through the share capital increase to buy back outstanding "OCEANE" bonds.

Securities to be issued

Authorizations

Pursuant to the delegation by shareholders at the extraordinary and ordinary general shareholders' meeting of June 30, 2003, the Board of Directors decided upon, in its meeting of November 7, 2003, the launching of an issue with the aim of strengthening shareholders' equity and, for this purpose, authorized the Chairman of the Board of Directors (*Président du conseil d'administration*) to increase the share capital, with or without shareholders' preferential subscription rights, for a maximum nominal amount of € 15 million, *i.e.* a maximum number of 30,000,000 new shares, and granted its Chairman all powers to implement such issue. On November 19, 2003, the Chairman of the Board of Directors decided to use the powers granted by the Board of Directors and to proceed with a share capital increase with preferential subscription rights for a gross amount, including an issue premium, of approximately € 150 million, subject to an increase to approximately € 161.4 million in the event of exercise of options to subscribe for shares granted by ALTRAN TECHNOLOGIES or in the event of conversions of the "OCEANE" bonds, by issuing new shares (the "New Shares"). Pursuant to Article L. 225-134 of the French *Code de commerce* and the thirteenth resolution of the ordinary and extraordinary general shareholders' meeting, the Board of Directors may reduce, if applicable, the amount of the share capital increase to the amount of effective subscriptions, subject to such amount reaching at least three-quarters of the initial issue size, to freely allocate all or part of the unsubscribed New Shares, or to offer to the public all or part of the unsubscribed New Shares.

Number of New Shares

20,807,584 New Shares will be issued, with a par value of € 0.50 each. This number may be increased by a maximum of 1,604,882 New Shares (the "Additional New Shares") deriving from the exercise of preferential subscription rights resulting from the conversion into new shares of "OCEANE" bonds or to shares resulting from the exercise of options to subscribe for shares.

The New Shares to be issued (excluding the Additional New Shares) represent a total nominal amount of € 10,403,792, *i.e.* 22.22% of the share capital and 17.70 % of the voting rights as of the date of the present *note d'opération*.

Subscription price

Subscription price		€ 7.20
of which:	Nominal value	€ 0.50
	Issue premium	€ 6.70

Upon subscription, the amount of € 7.20 per New Share will have to be paid, representing the aggregate nominal value and issue premium.

Gross and net proceeds of the issue

The gross proceeds of the issue of the 20,807,584 New Shares will amount to €°149,814,604.80.

The aggregate net proceeds of the issue, to be paid to the Company after deduction of the financial institutions' remuneration and of legal and administrative expenses, will amount to approximately € 143.6 million.

Terms of Subscription

Preferential subscription rights

Entitlement on a non-reducible basis ("irréductible")

The subscription of the New Shares is reserved in priority to the shareholders or to the acquirers of their preferential subscription rights, who will have the right to subscribe preferentially on a non-reducible basis, at the ratio of 2 New Shares for 9 existing shares, without taking fractional shares into account.

To reach this proportion, a shareholder has waived in advance its right to exercise the preferential subscription rights in respect of 3 of its shares.

Shareholders or acquirers of their preferential subscription rights who do not own, in respect of non-reducible preferential subscription rights, a number of preferential subscription rights corresponding to a whole number of New Shares may acquire preferential subscription rights on the market or join with others to hold a number of rights equal to a multiple of 9 in order to exercise their preferential subscription rights without resulting in an undivisable subscription, as ALTRAN TECHNOLOGIES recognizes only one holder for each share.

Entitlement on a reducible basis ("réductible")

At the same time as they exercise their preferential subscription rights on a non-reducible basis, the shareholders or acquirers of their preferential subscription rights may subscribe on a reducible basis for any number of New Shares they wish, in addition to such New Shares they are entitled to through the exercise of their preferential subscription rights on a non-reducible basis.

New Shares that are not subscribed preferentially on a non-reducible basis will be distributed and allocated to such shareholders who subscribed on a reducible basis.

Subscription orders subject to reduction will be executed up to their limit and *pro rata* the number of existing shares in respect of which preferential subscription rights have been exercised on a non-reducible basis, without resulting in any attribution of fractional New Shares.

Exercise of preferential subscription rights

For shares held in administered registered form (*nominatif administré*) or bearer form (*au porteur*), the subscription orders and the corresponding payment will be accepted by any financial intermediary entitled to receive and transmit orders on behalf of third parties.

For shares held in fully registered form (*nominatif pur*), the subscription order and the corresponding payment will be received by BNP Paribas Securities Services.

Each subscription must be made with the corresponding payment of the amount of € 7.20 per New Share subscribed both on a non-reducible and a reducible basis.

Listing of preferential subscription rights

The preferential subscription rights will be traded on the *Premier Marché* of Euronext Paris S.A. during the entire subscription period and will be admitted to the clearing procedures of Euroclear France.

Theoretical value of the preferential subscription right

The theoretical value of the preferential subscription right is € 0.676, based on the last quoted price for ALTRAN TECHNOLOGIES shares on November 19, 2003.

Share price (*Premier Marché* of Euronext Paris S.A.)

Last quoted price on November 19, 2003: € 10.92

Highest quoted price over the last 12 months: € 12.84

Lowest quoted price over the last 12 months: € 2.03

Subscription period

Subscriptions will be open from November 27, 2003 to December 10, 2003 inclusive.

Intentions of main shareholders

Mr. Alexis Kniazeff and Mr. Hubert Martigny, each holding 10.75 % of ALTRAN TECHNOLOGIES' share capital and 16.79 % of voting rights, have indicated their intention to sell a portion of their preferential subscription rights and to use the net proceeds of such sale to subscribe for the subscription of New Shares up to the balance of their remaining preferential subscription rights. Consequently, they have appointed the Joint Lead Managers to sell a number of preferential subscription rights on the market in order to achieve the above objective at conditions such as to ensure an orderly market of the preferential subscription rights and equality among the holders of preferential subscription rights.

The Altran Directors Fund, which holds 8.76 % of ALTRAN TECHNOLOGIES' share capital and 10.64 % of the voting rights, will not subscribe to this share capital increase.

Mr. Alexis Kniazeff and Mr. Hubert Martigny have agreed, for a period of 180 days from the date of the present *note d'opération*, not to sell any of their available shares (*i.e.*, for each or them, 10.75 % of the share capital, excluding 0.34 % of the share capital relating to shares pledged in favour of financial institutions) nor any New Shares which they will subscribe through the share capital increase.

Furthermore, ALTRAN TECHNOLOGIES has agreed, for a period of 180 days from the date of the present *note d'opération*, not to issue any shares or other securities giving access to

the share capital, with the exception, in particular, of the issue of shares deriving from the conversion of "OCEANE" bonds and the exercise of stock options.

Selling Restrictions

The distribution of the prospectus, the offer or sale of the New Shares and the preferential subscription rights may be subject, in certain countries, to specific regulations. Persons in possession of the prospectus must obtain information on any possible local restrictions and comply with them.

Underwriting

The subscription of the entire share capital increase will be underwritten by BNP Paribas, Crédit Agricole Indosuez and Crédit Lyonnais (the latter institutions acting jointly and severally) and Société Générale pursuant to an underwriting agreement (*Contrat de garantie*) to be signed on November 20, 2003. Such underwriting will not constitute an irrevocable underwriting agreement (*garantie de bonne fin*) as defined in Article L. 225-145 of the French *Code de commerce.*

Subscription agents - Payment of subscriptions - Deposit of funds

Subscription orders received by financial intermediaries will be centralized by Société Générale.

The proceeds from the share capital increase will be deposited with Société Générale, 29, boulevard Haussmann, 75009 Paris, which will deliver the *certificat du dépositaire* pursuant to Article L. 225-146 of the French *Code de commerce.*

Indicative timetable for the share capital increase

November 20, 2003	*Visa* of the French *COB* on the *prospectus*
November 21, 2003	Issue of a press release by the Company describing the principal terms of the share capital increase
November 21, 2003	Insertion in the *Bulletin des Annonces légales obligatoires* of the *notice* in respect of the share capital increase
November 27, 2003	Commencement of the subscription period – beginning of trading of the preferential subscription rights
December 10, 2003	End of the subscription period – end of trading of the preferential subscription rights
December 23, 2003	Issue of the New Shares – Settlement and delivery Listing of the New Shares on the *Premier Marché* of Euronext Paris S.A.

Characteristics of the New Shares

Book-entry of New Shares

The New Shares may be in registered (*nominatif*) or bearer (*au porteur*) form, at the shareholder's option. They will be held compulsorily in dematerialised book-entry form (*inscription en compte*) through, respectively:

- BNP Paribas Services Securities, acting on behalf of the Company with respect to fully registered shares (*nominatif pur*);
- an authorized financial intermediary chosen by the shareholder and BNP Paribas Services Securities with respect to shares in administered registered form (*nominatif administré*);
- an authorized financial intermediary chosen by the shareholder with respect to shares in bearer form (*porteur*).

Effective date for the New Shares

The New Shares are to be issued, at a par value of € 0.50, and will be created with an effective date (*date de jouissance*) as of January 1, 2003 and will be fully fungible with existing shares.

They shall be entitled, for the fiscal year commencing on January 1, 2003 and for the following fiscal years, to the same dividend as may be paid in respect of existing shares.

The New Shares will be subject to all provisions of the Company's Articles of Association (*statuts*).

Rights attached to the New Shares

Every New Share shall give right to a share of the Company's assets and to a share of the Company's profits in proportion to the amount of the capital which it represents.

Each New Share shall give right to one vote at the general shareholders' meetings of the Company. However, the holders of registered shares or their proxies, if such shares have been registered in their name for at least four years and are fully paid up, or if they result from the regrouping of shares all of which have been registered in their name for at least four years and are fully paid up, will have two votes in respect of each such shares at the ordinary or extraordinary general shareholders' meetings.

Negotiability of the New Shares

No provision of the Articles of Association restricts the transfer of the shares.

Fiscal agency

The fiscal agency services in respect of the shares will be provided by BNP Paribas Securities Services.

Listing of the New Shares

Application will be made to list the New Shares on the *Premier Marché* of Euronext Paris S.A. The expected listing date is December 23, 2003, the settlement date of the New Shares. The New Shares will be traded on the same line as the existing shares under the ISIN code FR0000034639.

ALTRAN TECHNOLOGIES' American Depositary Receipts (ADRs) are traded on the Over-the-Counter (OTC) market in the United States.

Investor contacts

Eric ALBRAND

Directeur Général Finances
Tel: 33.1.44.09.64.77
Fax: 33.1.44.09.64.78
e-mail: comfi@altran.net

Laurent DUBOIS

Responsable Relations Investisseurs
Tel: 33.1.44.09.64.23
Fax: 33.1.44.09.54.92
e-mail: comfi@altran.net

Availability of the prospectus

Copies of the present prospectus are available free of charge from BNP Paribas, Crédit Agricole Indosuez – Crédit Lyonnais and Société Générale, as well as at the registered office of the Company at 58, boulevard Gouvion Saint-Cyr, 75017 Paris. This prospectus can also be viewed on the websites of ALTRAN TECHNOLOGIES (www.altran.net) and the *Commision des opérations de bourse* (www.cob.fr)

Table of Contents

CHAPTER 1 :
PERSONS RESPONSIBLE FOR THE PROSPECTUS AND FOR THE AUDIT OF THE ACCOUNTS

1.1 PERSON RESPONSIBLE FOR THE PROSPECTUS

Alexis KNIAZEFF, Chairman of the Board of Directors and Chief Executive Officer (*Président – Directeur Général*)

1.2 ATTESTATION OF THE PERSON RESPONSIBLE FOR THE PROSPECTUS

"To our knowledge, the information in this prospectus is true and accurate. It includes all information necessary to enable investors to form an opinion on the assets, business, financial situation, earnings and prospects of ALTRAN TECHNOLOGIES and its subsidiaries, as well as the rights attached to the securities being offered; it contains no omission likely to alter such opinion."

Alexis KNIAZEFF

Chairman of the Board of Directors and Chief Executive Officer

1.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1.3.1 Statutory Auditors

Concorde européenne Audit-France
represented by Gérard BIENAIME
21 bis, rue Lord Byron - 75008 – Paris
Date of first appointment: general shareholders' meeting of December 29,1986
End of present mandate: until the general meeting convened to approve the financial statements for the fiscal year 2003

Ernst et Young Audit
represented by Philippe HONTARREDE
Faubourg de l'Arche - 92037 Paris La Défense Cédex
Date of first appointment: general shareholders' meeting of June 26,1996
End of present mandate: until the general meeting convened to approve the financial statements for the fiscal year 2007

1.3.2 Substitute Auditors

Dominique DONVAL
23, avenue Madeleine Crenon - 92330 – Sceaux
Date of first appointment: general shareholders' meeting of December 29,1986
End of mandate: until the general meeting convened to approve the financial statements for the fiscal year 2003

Olivier BREILLOT
4, rue Auber – 75009 Paris
Date of first appointment: general shareholders' meeting of June 26, 1996
End of mandate: until the general meeting convened to approve the financial statements for the fiscal year 2007

1.3.3 Report of the Statutory Auditors (on the *note d'opération* – free translation of the French original

The report of the Statutory Auditors, of which the following is a free translation, has been issued in accordance with French lisiting rules. This report is relevant exclusively to the offering in France.

Report of the Statutory Auditors on the *note d'opération*

(Free translation of the French original)

In our capacity as statutory auditors of your Company and in compliance with the COB Regulation N° 98-01, we have verified, in accordance with French professional standards, the information relating to the financial situation and historic financial statements of Altran Technologies provided in the attached *note d'opération,* which has been prepared in connection with a share capital increase by issuance of shares for cash with preferential subscription rights.

This *note d'opération* supplements the *document de référence* endorsed by the *Commission des Opérations de Bourse*, file number R.03-224 dated October 31, 2003 , for which we have concluded we had nothing to report with respect to the fairness of the information regarding the financial position and financial statements included therein.

This *note d'opération* is the responsibility of Mr Alexis Kniazeff, President-Managing Director. Our responsibility is to express an opinion on the fairness of the information contained therein relating to the financial position and financial statements.

In accordance with French professional standards, our review consisted in assessing the fairness of the information relating to the financial position and financial statements and verifying their consistency with the audited financial statements. We also reviewed the other information contained in the *note d'opération* in order to identify any significant inconsistency with information relating to the financial position and to report any obvious misstatements we noted based on our general understanding of the Company gained through our audit. As the prospective information on earn out payments has been properly prepared, our review took into account management's assumptions on which the prospective information is based.

Based on our review, we have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in this *note d'opération* for the years ended December 31, 2000 and December 31, 2001.

Our report with respect to the 2002 non consolidated financial statements included the following emphasis matter paragraph:

Without qualifying our opinion, we draw attention to the following points covered in:

- the paragraph "Accounting and valuation principles", which mentions the first application of Regulation N° 2000-06 of the *Comité de la Réglementation Comptable*, or CRC (French Accounting Regulations Committee) applying to liabilities;
- the note on medium-term credit lines relating to covenants that are being renegotiated.

Our report with respect to the 2002 consolidated financial statements included the following emphasis matter paragraph:

Without qualifying our opinion, we draw attention to the following points covered in:

- the paragraph on accounting and valuation principles on a change in presentation and the first application of Regulation N° 2000-06 of the *Comité de la Réglementation Comptable*, or CRC (French Accounting Regulations Committee) on liabilities;

- the note relating to the correction of prior period adjustments relating to the accounts for the year ended 31st December 2001;
- the note on medium-term credit lines relating to covenants that are being renegotiated.

The interim consolidated accounts of Altran Technologies for the period January 1st to June 30, 2003 are the responsibility of the Board of Directors. Our responsibility is to issue a report on the accounts based on our review. Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity witrh French accounting principles.

However, we draw your attention to note 7 of the notes to the financial statements, which states that the Group is in negotiation with its banks as to the conditions under which the banks would not be entitled to take advantage of accelerated maturity provisions under medium-term credits.

Based on our review, we have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in this *note d'opération*, prepared in connection with the share capital increase by issuance of shares for cash with preferential subscription rights.

This day, November 20, 2003

Concorde Européenne Audit-France	Ernst & Young Audit
French original signed by Gérard BIENAIME	French original signed by Philippe HONTARREDE

1.4 PERSONS RESPONSIBLE FOR THE INFORMATION

Eric ALBRAND

Directeur Général Finances
Tel: 33.1.44.09.64.77
Fax: 33.1.44.09.64.78

e-mail: comfi@altran.net

Laurent DUBOIS

Responsable Relations Investisseurs
Tel: 33.1.44.09.64.23
Fax: 33.1.44.09.54.92

e-mail: comfi@altran.net

CHAPTER 2 : ISSUE AND ADMISSION OF THE NEW SHARES TO THE *PREMIER MARCHÉ* OF EURONEXT PARIS S.A.

2.1 INFORMATION RELATING TO THE ISSUE

2.1.1 Authorizations

2.1.1.1 Shareholders' general meeting which authorized the issue

The ordinary and extraordinary general meeting of shareholders of ALTRAN TECHNOLOGIES ("ALTRAN TECHNOLOGIES" or the "Company") on June 30, 2003, after having heard the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of paragraph 3 of Article L. 225-129-III of the French *Code de Commerce*, acting in the conditions of quorum and majority required for ordinary and extraordinary shareholders' general meetings, in its thirteenth resolution in particular, has:

- delegated to the Board of Directors, for a period of twenty-six (26) months, starting from the general meeting of June 30, 2003, the necessary authority to carry out, in its sole deliberations, on one or more occasions, in the amounts and at the times which it so chooses, either in France or abroad, the issuance in euros or in foreign currency, of shares in the Company, as well as any other securities of whatever kind, with or without premium, giving access, immediately and/or in future, to shares of the Company,;
- decided that the amount of the increases in the share capital able to be carried out immediately and/or in future by virtue of the present delegation, may not exceed 15 million euros in nominal value, to which will be added, as necessary, the nominal amount of additional shares to be issued in order to preserve, pursuant to applicable law, the rights of the holders of securities conferring rights to the shares;
- decided that, in event of a subscription offer, the shareholders shall have, under the terms provided by applicable law, a preferential subscription right on a non-reducible basis (*irréductible*) for new securities which may be issued by virtue of the present delegation. Moreover, the Board of Directors will be authorized to grant to shareholders, under the terms provided by applicable law, the right to apply on a reducible basis (*réductible)* for an excess number of securities greater than that for which they may apply on a non-reducible basis (*irréductible*);
- decided that if the subscription rights on a non-reducible basis (*irréductible*) for New Shares and, if applicable, on a reducible basis (*réductible)* for excess shares have not covered the entirety of the issue of shares or securities as defined above, the Board may make use of, in the order it deems appropriate, one or another of the following possibilities:
    - to limit, if necessary, the issue to the amount of the subscriptions, provided this reaches at least three-quarters of the intended issue,
    - to freely distribute some or all of the unsubscribed shares,
    - to offer to the public, on the French or the international market, some or all of the unsubscribed securities.
- decided that the proceeds paid or to be paid to the Company for each of the shares issued under the above delegation shall be at least equal to the nominal value of the shares;
- decided that the Board of Directors shall have full powers, with the right to sub-delegate to its chairman, under the terms set by applicable law, to implement the present delegation, and in particular:

- to determine the dates and terms of the issues, as well as the form and the characteristics of the securities to be created;
- to decide upon the prices and terms of the issues, to set the amounts to be issued, to set the effective date, including retroactively, of the securities being issued, to determine the method of paying up the shares or other securities issued, and, if necessary, to provide for conditions of their repurchase on the stock market, the possibility of suspending the exercise of conversion rights in respect of the securities being issued for a period which may not exceed three months, to set the methods for ensuring the preservation of the rights of the holders of securities giving future access to the share capital , in accordance with applicable legal and regulatory provisions. Furthermore, the Board or its chairman may proceed, as necessary, with any deductions from the issue premium or premiums, in particular in respect of issue expenses, and in general make any useful arrangements and enter into any agreements to achieve the completion of the contemplated issues and to ratify the share capital increase or increases resulting from any issue made under the present delegation and to modify the Company's Articles of Association accordingly.

- decided that the present delegation cancels any prior delegation regarding the immediate and/or future issuance of shares of the Company with preferential subscription rights.

The delegation thus granted to the Board of Directors is valid, commencing on the shareholders' meeting of June 30, 2003, for a duration of 26 months, as stated in the third paragraph of Article L. 225-129-III of the French *Code de Commerce.*

2.1.1.2 Decision of the Board of Directors

By virtue of the delegation granted by the thirteenth resolution of the ordinary and extraordinary general meeting of the shareholders on June 30, 2003, the Board of Directors decided, during its meeting of November 7, 2003, on the launching of an issue in order to strengthen its shareholders' equity and, for this purpose, authorized the Chairman of the Board to increase the share capital with or without shareholders' preferential subscription rights, for a maximum nominal amount of € 15 million, *i.e.* a maximum number of 30,000,000 New Shares, and granted to its Chairman of the Board, pursuant to the sub-delegation provided for by the ordinary and extraordinary general meeting of June 30, 2003, all powers needed to implement such issue, and in particular to determine the amount, the dates, the terms and conditions thereof. Pursuant to Article L. 225-134 of the French *Code de Commerce* and the thirteenth resolution of the ordinary and extraordinary general meeting of the shareholders, the Board may make use of, in the order it deems appropriate, one or another of the following possibilities:

- to limit, if necessary, the issue to the amount of the subscriptions, provided this reaches at least three-quarters of the intended issue,
- to freely distribute some or all of the unsubscribed shares,
- to offer to the public, on the French or international market, some or all of the unsubscribed securities.

2.1.1.3 Decision of the Chairman of the Board

On November 19, 2003, the Chairman of the Board decided to make use of the delegation granted by the Board of Directors to implement a share capital increase with preferential subscription rights for an initial gross amount, including premium, of approximately € 150 million , subject to an increase to approximately € 161.4 million in the event of exercise of stock options granted by ALTRAN TECHNOLOGIES or conversion into New Shares of «OCEANE» bonds, by issuance of new shares (the "New Shares"). The Chairman of the Board has set the terms of the issue as follows.

2.1.2 Terms of the issue

2.1.2.1 Number of New Shares to be issued

20,807,584 New Shares will be issued, with a par value of € 0.50 each. This number may be increased by a maximum of 1,604,882 New Shares (the "Additional New Shares") following the exercise of preferential subscription rights applicable

- to the shares resulting from the conversion into new shares of «OCEANE» bonds, *i.e.* a maximum number of 4,967,922 shares, it being understood that such «OCEANE» bonds are out of the money and that their probability of conversion or exchange is thus small;
- to the shares resulting from the exercise of stock options under the 1999 plan, *i.e.* a maximum number of 2,254,050 shares, it being understood that such options are out of the money.

It is specified that the options under other stock option plans allocated by ALTRAN TECHNOLOGIES are not exercisable at this date and thus cannot give rise to the creation of shares which would allow their beneficiaries to subscribe to the present share capital increase.

The holders of «OCEANE» bonds who would exercise their right of conversion and/or exchange by no later than November 29, 2003 would receive shares and the corresponding preferential subscription rights on 9 December, permitting them, if they so choose, to subscribe to the present capital increase on the same terms as the other shareholders.

The beneficiaries of stock options who would exercise their options by no later than December 10, 2003 would receive shares and the corresponding preferential subscription rights, permitting them, if they so choose, to subscribe to the present capital increase on the same terms as the other shareholders.

The rights of the holders of «OCEANE» bonds not having exercised their right of conversion and/or exchange by no later than November 29, 2003 will be maintained by an adjustment in the conversion/exchange ratio pursuant to section 2.5.7.3. a) "Maintenance of bondholders' rights in the event of financial operations " of the prospectus relating to the issue of the «OCEANE» bonds, which received from the COB a *visa* Nr. 00-1272 dated July 13, 2000.

The rights of the beneficiaries of stock options who have not exercised their options by December 10, 2003 will be maintained by an adjustment of the exercise parity of such options and of the number of underlying shares , in accordance with applicable laws and regulations.

The New Shares to be issued (excluding the Additional New Shares) represent a total nominal amount of € 10,403,792, *i.e.* 22.22% of the share capital and 17.70 % of the voting rights as of the date of the present *note d'opération*.

2.1.2.2 Subscription price

Subscription price		€ 7.20
of which:	Nominal value	€ 0.50
	Issue premium	€ 6.70

Upon subscription, the amount of € 7.20 per New Share will have to be paid, representing the aggregate nominal value and issue premium.

Subscriptions for which payment has not been made shall be automatically cancelled in accordance with applicable law, without the need for any formal notification.

2.1.2.3 Gross proceeds and net proceeds of the issue

The gross proceeds of the issue of the 20,807,584 New Shares will amount to €°149,814,604.80.

The aggregate net proceeds from the issue to be paid to the Company, after deduction of the financial institutions' remuneration, the legal and administrative expenses, will amount to approximately € 143.6 million.

The amount of the issue premium shall be recorded in a reserve account "Share issue premium", after deduction of such amounts as the Board of Directors or its Chairman by virtue of a sub-delegation of the Board may decide to make, if deemed appropriate, to cover all or part of the expenses incurred in connection with the share capital increase and/or increase the amount of the legal reserve (*réserve légale*) up to one-tenth of the amount of the share capital resulting from this increase.

2.1.3 Terms of subscription

2.1.3.1 Preferential subscription rights

1. Entitlement on a non-reducible basis (*irréductible*)

The subscription of the New Shares is reserved in priority to the shareholders or to the acquirers of their preferential subscription rights, who will have the right to subscribe preferentially on a non-reducible basis, at the ratio of 2 New Shares for 9 existing shares, without taking fractional shares into account.

To reach this proportion, a shareholder has waived in advance its right to exercise the preferential subscription rights in respect of 3 of its shares.

Shareholders or acquirers of their preferential subscription rights who do not own, in respect of non-reducible preferential subscription rights, a number of preferential subscription rights corresponding to a whole number of New Shares may acquire preferential subscription rights on the market or join with others to hold a number of rights equal to a multiple of 9 in order to exercise their preferential subscription rights without resulting in an undivisable subscription, as ALTRAN TECHNOLOGIES recognizes only one holder for each share

2. Entitlement on a reducible basis (*réductible*)

At the same time as they exercise their preferential subscription rights on a non-reducible basis, the shareholders or acquirers of their preferential subscription rights may subscribe on a reducible basis for any number of New Shares they wish, in addition to such New Shares they are entitled to through the exercise of their preferential subscription rights on a non-reducible basis.

New Shares that are not subscribed preferentially on a non-reducible basis will be distributed and allocated to such shareholders who subscribed on a reducible basis.

Subscription orders subject to reduction will be executed up to their limit and *pro rata* the number of existing shares in respect of which preferential subscription rights have been exercised on a non-reducible basis, without resulting in any attribution of fractional New Shares.

In the event that a single subscriber submits several subscription orders exercising preferential subscription rights on an non-reducible basis, the total number of shares to be allocated to the subscriber on a reducible basis will only be calculated on the basis of his total subscription rights if he so requests no later than the closing date of the subscription period. Such request must be attached to a subscription order and must give all necessary information concerning the re-grouping of the preferential subscription rights, setting out the

number of subscription orders submitted, and the name of the financial intermediaries with whom such orders were placed.

Subscriptions in the name of separate holders cannot be grouped together to obtain New Shares on a reducible basis.

A notice will be published in a legal journal at the location of the registered office of the Company to indicate, if applicable, the distribution ratio for subscriptions on a reducible basis.

The preferential subscription right will be exercised only by means of transfers of such rights through Euroclear France.

2.1.3.2 *Exercise of preferential subscription rights*

For shares held in administered registered form (*nominatif administré*) or bearer form (*au porteur*), the subscription orders and the corresponding payment will be accepted by any financial intermediary entitled to receive and transmit orders on behalf of third parties.

For shares held in fully registered form (*nominatif pur*), the subscription order and the corresponding payment will be received by BNP Paribas Securities Services (Les Collines de l'Arche – 92 057 Paris-La Défense) as ALTRAN TECHNOLOGIES' authorized agent.

Each subscription must be made with the corresponding payment of the amount of € 7.20 per New Share subscribed both on a non-reducible and a reducible basis.

Amounts corresponding to share subscriptions on a reducible basis remaining unused after share allocation, either owing to reductions or an impossibility to allocate shares, will be paid back without interest through the financial intermediary which received the subscription.

Preferential subscription rights must be exercised by holders within the subscription period, failing which the rights will expire.

«OCEANE» bondholders

«OCEANE» bondholders exercising their rights of conversion and/or exchange by no later than November 29, 2003, will receive shares and corresponding preferential subscription rights on December 9, 2003, permitting them, if they so choose, to subscribe for New Shares on the same terms as other ALTRAN TECHNOLOGIES shareholders.

The rights of «OCEANE» bondholders who have not exercised their conversion/exchange rights by November 29, 2003, will be maintained by an adjustment in the conversion/exchange ratio pursuant to paragraph 2.5.7.3. a) "Maintaining of bondholders' rights in the event of financial operations" of the prospectus relating to the issue of "OCEANE" bonds which received from the COB a *visa* Nr. 00-1272 dated July 13, 2000.

Therefore, any requests to exercise the conversion and/or exchange rights received during the month of December 2003 will give a right to the delivery of shares, within seven trading days following the last business day of the same month, with no preferential subscription rights attached, but with the number of shares being adjusted to compensate for the loss of the preferential subscription rights, pursuant to the provisions of the terms and conditions of the "OCEANE" bonds.

Stock option holders

If they so wish, stock option holders exercising their options by December 10, 2003 will receive shares and the corresponding preferential subscription rights allowing them to subscribe to the share capital increase on the same terms as the other shareholders.

After completion of the share capital increase, the rights of all stock option holders in all plans, who have not exercised their options by no later than December 10, 2003, will be

maintained by an adjustment of the options' exercise parity and of the number of underlying shares, in accordance with applicable laws and regulations.

2.1.3.3 *Listing of preferential subscription rights*

The preferential subscription rights will be traded on the *Premier Marché* of Euronext Paris S.A. during the entire subscription period and will be admitted to the clearing procedures of Euroclear France.

Based on the last quoted price for ALTRAN TECHNOLOGIES shares on November 19, 2003, the theoretical value of the preferential subscription right is € 0.676 .

2.1.3.4 *Subscription period*

Subscriptions will be open from November 27, 2003 to December 10, 2003 inclusive.

2.1.3.5 *Intentions of main shareholders*

Mr. Alexis Kniazeff and Mr. Hubert Martigny, each holding 10.75 % of ALTRAN TECHNOLOGIES' share capital and 16.79 % of voting rights, have indicated their intention to sell a portion of their preferential subscription rights and to use the proceeds of such sale (after tax) for the subscription of New Shares up to the balance of their remaining preferential subscription rights. Consequently, they have appointed the Joint Lead Managers to sell a number of preferential subscription rights on the market in order to achieve the above objective at conditions such as to ensure an orderly market of the preferential subscription rights and equality among the holders of preferential subscription rights.

The Altran Directors Fund, which holds 8.76 % of ALTRAN TECHNOLOGIES' share capital and 10.64 % of the voting rights, will not subscribe to this share capital increase.

On an indicative basis, based on a theoretical value of the preferential subscription rights of € 0.676 , and calculated on the basis of the last quoted share price for ALTRAN TECHNOLOGIES shares on November 19, 2003 of € 10.92 , the number of preferential subscription rights to be sold by Mr. Alexis Kniazeff and Mr. Hubert Martigny would be 7,670,044 each, and the number of New Shares to be subscribed would amount to 532,897 New Shares, corresponding to € 3,836,858.40 each. Following completion of the share capital increase, Mr. Alexis Kniazeff and Mr. Hubert Martigny would hold respectively 9.26% of the share capital and 14.65 % of the voting rights in ALTRAN TECHNOLOGIES.

The above information is given solely on an indicative basis. The actual subscription amounts for Mr. Alexis Kniazeff and Mr. Hubert Martigny will depend on the market price of the preferential subscription rights and on the possibility of selling them on the market.

Mr. Alexis Kniazeff and Mr. Hubert Martigny have agreed, for a period of 180 days from November 20, 2003, not to sell any of their available shares (*i.e.*, for each or them, 10.75 % of the share capital, excluding 0.34 % of the share capital corresponding to shares pledged with financial institutions).

Furthermore, ALTRAN TECHNOLOGIES has agreed, for a period of 180 days from November 20, 2003, not to issue any shares or other securities giving access to the share capital, with the exception, in particular, of the issue of shares following any conversion of "OCEANE" bonds and the exercise of stock options.

2.1.3.6 *Selling Restrictions*

The distribution of the prospectus, the offer or sale of the New Shares and the preferential subscription rights may be subject, in certain countries, to specific regulations. Persons in possession of the prospectus must obtain information on any possible local restrictions and comply with them.

The Joint Lead Managers shall comply with the applicable laws and regulations in the countries where the New Shares will be offered and in particular the following selling restrictions:

United Kingdom

Each Manager represents that:

(a) it has not sold or offered, nor prior to the expiry of a period of six months from the issue date of such New Shares, will not offer or sell any New Shares or preferential subscription rights to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in any investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FMSA") in connection with the issue or sale of any New Shares or preferential subscription rights only under circumstances in which Article 21(1) of the FSMA does not apply to the Company; and

(c) It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Shares or the preferential subscription rights in, from or otherwise involving the United Kingdom.

United States of America

Neither the New Shares nor the preferential subscription rights have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold, directly or indirectly, in the United States of America or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

The New Shares and the preferential subscription rights are being offered and sold solely outside the United States as an Offshore Transaction, as defined by Regulation S of the U.S. Securities Act.

Any purchaser of New Shares and/or preferential subscription rights will be deemed to have represented, warranted and acknowledged, by accepting delivery of this prospectus and delivery of New Shares and/or preferential subscription rights, that it is or will be when the New Shares and/or preferential subscription rights are purchased or exercised, located outside the United States of America.

The terms used in the above paragraphs have the same meaning given to them by Regulation S of the U.S. Securities Act.

Canada and Japan

Each Manager involved in the offering represents and warrants that it has not offered or sold, and will not offer or sell, the New Shares or the preferential subscription rights in Japan or Canada.

2.1.3.7 Tax regime applicable to sales of preferential subscription rights

Gains on the sale of preferential subscription rights will be taxed in the same way as capital gains on sales of shares described in paragraph 2.2.8.

2.1.4 Subscription Agents – Subscription Payments – Fund Deposits

Subscription orders received by financial intermediaries will be centralized by Société Générale.

The proceeds from the share capital increase will be deposited with Société Générale, 29, boulevard Haussmann, 75009 Paris, which will deliver the *certificat du dépositaire* pursuant to Article L. 225-146 of the French *Code de commerce*.

2.1.5 Underwriting

The subscription of the entire share capital increase will be underwritten by BNP Paribas, Crédit Agricole Indosuez and Crédit Lyonnais (the latter institutions acting jointly and severally) and Société Générale pursuant to an underwriting agreement (*Contrat de garantie*) to be signed on November 20, 2003. Such underwriting will not constitute an irrevocable underwriting agreement (*garantie de bonne fin*) as defined in Article L. 225-145 of the French *Code de commerce*.

2.1.6 Purpose of the issue

The share capital increase falls within the strategy of restoring ALTRAN TECHNOLOGIES' financial situation. In order to achieve this objective, ALTRAN TECHNOLOGIES is firstly mobilizing its own resources:

- Restoring the operating profit: the adapting of its cost structure to its level of activity is being realized by downsizing its personnel by over 7% in the first nine months of 2003.
- Control and then reduction of customer receivables: following the sizable reduction recorded in the second half of 2002, customer receivables stabilized in the first half of 2003. ALTRAN TECHNOLOGIES maintains the objective of a € 50 million reduction in such receivables by the end of 2004, subject to stable levels of activity, thanks to the strengthening of sales management procedures and the implementing of factoring agreements.
- Centralizing available treasury: the reduction of financing requirements is conditional upon the availability of the group's treasury. Through internal treasury centralization, the portion of cash available for the group increased from 24% at the end of 2002 to 54% at the end of September 2003. This effort will continue.
- Establishing factoring credit lines: ALTRAN TECHNOLOGIES has signed agreements with 4 factoring companies granting it over € 160 million in credit lines. By the end of October 2003, over € 50 million in financing was obtained and the objective is to have available between € 80 to € 100 million by the end of 2003 and € 150 million during 2004.

In addition to the financial resources generated by this mobilization of internal resources, medium-term financing will be ensured by:

- This share capital increase, which will allow for a strengthening of ALTRAN TECHNOLOGIES' shareholders' equity and the restoration of its financial ratios. Thus the net debt to shareholders' equity ratio should again be of approximately 1, shareholders' equity group share having increased to € 400 million as of June 30, 2003 and net debt having been reduced to € 368 million as of June 30, 2003.
- The unrestricted availability of credit lines representing € 152,6 million as of December 31, 2004 and which mature in 2009:
  - Crédit Agricole d'Ile-de-France agreed to maintain its two existing credit lines maturing in 2009, representing an aggregate total amount of € 84.5 million as of

December 31, 2003 and, taking into account amortization, € 72.6 million as of December 31, 2004.

- BNP Paribas and Société Générale have agreed to grant two new credit lines for an amount of € 40 million each, in replacement of existing facilities. These two credit lines mature in December 2009 and are amortizable by identical half-yearly installments following the first drawdown.
- All these credit lines would become repayable if the Company should not comply with the maximum financial ratios shown in the table below:

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Net debt / shareholders' equity	1.0	1.0	1.0	1.0	1.0
Net debt / Ebitda	4.0	3.5	3	2.5	2.5

With Ebitda corresponding to earnings before interest, tax, depreciation and amortization (*Excédent brut d'exploitation*).

To date, the Company does not have to comply with any other significant covenants on its drawn credit lines. In respect of credit facilities which are still in the process of being finalized, a possible limitation regarding deconsolidating structures, a cross default clause, possible limitations on acquisitions prior to repayment of the "OCEANE" bonds and possible pledges of securities are under negotiation. The Company will communicate to the market the key elements of these facilities once they are finalized.

ALTRAN TECHNOLOGIES should therefore have available the necessary resources to ensure the repayment of the "OCEANE" bonds on January 1, 2005 and guarantee its medium-term financing.

The overall resources which the group will be able to mobilize by the end of 2004, and excluding cash flow generated by operations and provided that the group achieves all its objectives in restoring its financial ratios as described above, are as follows:

Factoring	€ 150 million
Receivables reduction	€ 50 million
Credit facilities	€152.6 million
Share capital increase	€150 million

The Company reserves the right to use part of the funds raised through the share capital increase to buy back outstanding "OCEANE" bonds.

2.1.7 Indicative timetable for the share capital increase

November 20, 2003	*Visa* of the French *COB* on the *prospectus*
November 21, 2003	Issue of a press release by the Company describing the principal terms of the share capital increase
November 21, 2003	Insertion in the *Bulletin des Annonces légales obligatoires* of the *notice* in respect of the share capital increase
November 27, 2003	Commencement of the subscription period – beginning of trading of the preferential subscription rights
December 10, 2003	End of the subscription period – end of trading of the preferential subscription rights
December 23, 2003	Issue of the New Shares – Settlement and delivery Listing of the New Shares on the *Premier Marché* of Euronext Paris S.A.

2.2 GENERAL INFORMATION ABOUT THE NEW SHARES

2.2.1 Terms of the New Shares

The New Shares are to be issued, with a par value of € 0.50, and will be created with an effective date (*date de jouissance*) as of January 1, 2003 and will be fully fungible with existing shares.

They will be entitled, for the fiscal year commencing on January 1, 2003 and for the following fiscal years, to the same dividend as may be paid in respect of existing shares.

The New Shares will be subject to all provisions of the Company's Articles of Association (*statuts*).

Dividends not claimed within five years of their payment date are subject to a legal statute of limitations and will be paid to the French State. Unpaid dividends will be subject to the procedures provided by applicable law.

For so long as the Company is in existence or in the event of liquidation, all shares give right, for equal par value, to the payment of the same net amount for any distribution or pay-out, so that if necessary, all shares will be taken together for all tax deductions or exemptions as well as any charges which such distribution or pay-out may trigger.

2.2.2 Form of shares

The New Shares are in registered form until they have been fully paid up. When they have been paid up, they may be in registered (*nominatif*) or bearer (*au porteur*) form, at the option of the shareholder. ALTRAN TECHNOLOGIES may obtain the identity of the holders of shares in bearer form by means of the so-called *"titres au porteur identifiables"* procedure in accordance with applicable legal and regulatory requirements.

2.2.3 Rights attached to New Shares

Every New Share shall give right to a share of the Company assets and to a share of the Company profits in proportion to the amount of the capital, which it represents. In addition, each share entitles the holder to voting rights and attendance at the shareholders' general meeting, as provided for by law and Company's Article of Association.

2.2.4 Voting rights

Each New Share shall give right to one vote at the general shareholders' meetings of the Company. However, the holders of registered shares or their proxies, if such shares have been registered in their name for at least four years and are fully paid up, or if they result from the regrouping of shares, all of which have been registered in their name for at least four years and are fully paid up, will have two votes in respect of each such shares at the ordinary or extraordinary general shareholders' meetings.

In addition to the legal thresholds set by Article L.233-7 of the French *Code de commerce*, ALTRAN TECHNOLOGIES' Articles of Association state that any person acting alone or in concert, who holds, directly or indirectly, a fraction of the share capital or voting rights, or securities convertible into the Company's shares, of or above 0.5% or a multiple of such fraction, must inform the Company by registered letter with return receipt within fifteen days of reaching such thresholds of the total number of shares, voting rights or securities giving access to the share capital, held by it, directly or indirectly, or in concert. The breach of these provisions will be result in the suspension of voting rights for the shares exceeding the fraction which should have been declared, for all shareholders' meetings held until the end of two years following the date on which the notification described above has occurred, if the application of this penalty is requested by one or more shareholders holding at least 5% of the share capital or the voting rights in the Company. Such request will be entered in the minutes of the shareholders' general meeting.

Any person acting alone or in concert must also inform the Company within fifteen days when their percentage of the share capital or voting rights falls below any of the thresholds mentioned above.

2.2.5 Negotiability of the shares

No provision of the Articles of Association restricts the transfer of the shares.

2.2.6 Book-entry of New Shares

The New Shares may be in registered (*nominatif*) or bearer (*au porteur*) form, at the shareholder's option. They will be held compulsorily in dematerialised book-entry form (*inscription en compte*) through, respectively:

- BNP Paribas Services Securities, acting on behalf of the Company with respect to fully registered shares (*nominatif pur*);
- an authorized financial intermediary chosen by the shareholder and BNP Paribas Services Securities with respect to shares in administered registered form (*nominatif administré*);
- an authorized financial intermediary chosen by the shareholder with respect to shares in bearer form (*porteur*).

Application has been made to have the New Shares admitted to clearing through Euroclear France and they will be registered as of December 23 (ISIN Code FR0000034639).

The New Shares will also be admitted to clearing through Euroclear Bank S.A./N.V. and Clearstream Banking S.A. (under Common Code 001208861).

The New Shares will be registered and negotiable as of December 23, 2003, the settlement and delivery date for the New Shares.

2.2.7 Fiscal agency

The fiscal agency services in respect of ALTRAN TECHNOLOGIES shares will be provided by BNP Paribas Securities Services.

2.2.8 Share taxation

Under current tax legislation, the following is a summary of the tax consequences likely to apply to investors holding ALTRAN TECHNOLOGIES shares. Individuals or legal entities should nonetheless consult their usual tax advisor regarding tax liability in their own particular case.

Any investor who is not a French tax resident must comply with the tax legislation in effect in its country of residence.

The investors' attention is also drawn to dividend tax reforms under the French Finance Bill 2004 which come into force on January 1, 2005. The new dividend tax procedures should be as follows:

- the tax allowance *(avoir fiscal)* will cancelled for all shareholders in respect of dividends received after January 1, 2005;
- in addition, legal entities which are not parent companies will no longer be able to use the tax allowance *(avoir fiscal)* starting on January 1, 2005;
- individuals should benefit from a tax allowance equal to 50% of the amount of dividends received, applicable before the flat tax allowance of € 1,220 or € 2,440 euros for couples subject to joint taxation;
- a tax credit should be established for individuals equal to 50% of their dividends, up to a limit of € 75 or € 150 depending on their family situation, per taxable household. Income of the same type received from a PEA (Individual Share Savings Plan) will also give entitlement to this tax credit;
- the taxation of dividends made under the regulations for parent companies should not be affected by these new dividend taxation procedures;
- the equalization tax *(précompte)* should be cancelled. However, a withholding of 25% of the net profits distributed from earnings not subject to corporate tax under common law should be applied only to dividends paid out in 2005. Such withholding should be a credit with the Public Treasury which may be charged, and/or reimbursed, up to one third of its amount against corporate tax payable for the three fiscal years ending after the taxable event. This exceptional withholding would apply to companies liable for the equalization tax *(précompte)*, excluding small and medium-sized companies to which it would not apply for the portion of their profits subject to the reduced corporate tax rate of 15%.

2.2.8.1 French resident taxpayers

2.2.8.1.1 Individual taxpayers holding shares as personal assets

(a) Dividends

Dividends on shares in French companies are taken into account when determining the overall income for a taxpayer in the category of net earnings from securities, increased, if applicable, by the tax allowance *(avoir fiscal)* in an amount equal to 50% of the dividend. They benefit from an annual allowance of € 2,440 for married couples filing jointly as well as partners filing jointly, beginning with the taxation of income for the year of the third anniversary of the registration of their domestic partnership

agreement, as defined in Article 515-1 of the French *Code civil*, and € 1,220 for single people, widows and widowers, divorced people or those who are married but file separately.

Dividends, as well as any tax allowance *(avoirs fiscaux)*, are included in the overall income subject to the progressive income tax rate, plus the following with no allowance:

- the generalized social contribution of 7.5%, of which 5.1% is deductible from the overall taxable income for the year of payment,
- the social withholding of 2%, and
- the contribution to the repayment of the social debt of 0.5%.

The tax allowance for the dividends paid applies to the overall amount of taxable income to be paid or refunded in the case of overpayment.

(b) Capital gains from sales of shares

Net gains by individuals are liable for income tax at the proportional rate of 16% if the overall amount of sales of securities and other rights or securities covered in Article 150-0A of the French General Tax Code (the "CGI") (apart from sales which are exempt as part of a share savings plan) per taxable household made during the calendar year exceeds a threshold currently set at € 15,000.

Under the same conditions for such annual amount of sales of securities, such capital gains are also subject to:

- the generalized social contribution of 7.5%,
- the social withholding of 2%, and
- the contribution to the repayment of the social debt of 0.5%.

Losses may be charged to gains of the same type occurring during the year of the sale, and possibly, the following 10 years, as long as the sale threshold of € 15,000 set out above was exceeded in the year the loss occurred.

(c) Special Taxation for Individual Share Savings Plans

Shares issued by French companies are eligible for inclusion in an individual share savings plan (*PEA*), established by Law Nr. 92-666 of July 16, 1992.

Under certain conditions, dividends and gains received are exempt from income tax, but are still subject to the social taxes, the generalized social contribution and the contribution to pay off the social debt.

The following table summarizes the various taxes applicable on January 1, 2003, based on the closing date of the PEA (by derogation to the principles set out below, early withdrawal of funds invested in a PEA to be allocated for the creation or takeover of a company within three months do not affect the exemption for amounts invested and do not imply the early closure of the plan (Article 31 of Law Nr. 2003-721 of August 1, 2003, for economic initiative).

Life of the PEA	Social Withholding	General Social Contribution	Contribution to the Social Debt	Income Tax	Total
Under 2 years	2%	7.5%	0.5%	22.5%	32.5%[1]
Between 2 and 5 years	2%	7.5%	0.5%	16%	26%[1]
Over 5 years	2%	7.5%	0.5%	0%	10%

(1) On all earnings if the sale threshold is exceeded.

(d) Wealth Tax

Shares held by individuals are included in their taxable assets and, if applicable, are subject to wealth tax (*impôt de solidarité sur la fortune*).

(e) Inheritance and Gift Tax

Shares acquired by inheritance or as a gift are subject to inheritance and gift tax in France.

2.2.8.1.2 Corporate entities subject to corporate tax

(a) Dividends

Dividends received, plus any applicable tax allowance *(avoir fiscal)*, are included in the companies' taxable earnings at the rate of 33.33%. To this is added a contribution equal to 3% of the corporate tax and a social contribution equal to 3.3% of the amount of corporate tax over € 763,000 per 12-month period.

However, for companies with a turnover of less than € 7,630,000, where more than 75% of the fully paid up share capital has been continuously held over the whole fiscal year by individuals or a company meeting all these conditions, the corporate tax rate is 15% up to a limit of € 38,120 of taxable income per 12-month period. These companies are also exempt from the 3.3% social contribution mentioned above.

The tax allowance *(avoir fiscal)* may be charged to corporate tax, but may not be carried forward or reimbursed in case of overpayment. The rate is currently set at 10%.

For tax allowances *(avoir fiscal)* used starting from January 1, 2003, such tax allowance is equal to 10% of the amount of dividends paid, plus, if applicable, an amount equal to 80% of the equalization tax *(précompte)* actually paid by the distributing company. This provision does not apply to any equalization tax *(précompte)* paid by applying tax allowances *(avoirs fiscaux)* and tax credits. It should also be noted that an equalization tax *(précompte)* resulting from a withdrawal from the special reserve for long-term gains is excluded from this provision. However, dividends (plus any related tax allowances *(avoirs fiscaux)* and tax credits) received by companies holding at least 5% of the share capital in the distributing company are likely to be exempt (subject to a share of the costs and charges amounting to 5% of the amount of the dividends, plus any related tax allowances *(avoirs fiscaux)* and tax credits, limited to the total amount of costs and charges of any kind incurred by the company during the tax period) in application of the rules for parent companies and subsidiaries set out in Articles 145 and 216 of the CGI, as long as they have exercised this option. In these cases, the tax allowance *(avoir fiscal)*, equal to 50% of the amounts received, may not be applied against corporate taxes payable in respect of the year of distribution, because the dividends will not be included in the taxable profits. But this tax allowance *(avoir*

fiscal) may be used, within five years, to be applied to the equalization tax *(précompte)* due for the distribution of these same dividends.

(b) Capital gains

Gains from the sale of portfolio securities are subject to corporate tax at the normal rate of 33.33% (or, if applicable, the 15% rate up to the limit of € 38,120 per twelve-month period for companies meeting the conditions described in 2.2.8.1.2 (a) above). To this is added the 3% contribution described above, and if applicable, the social contribution of 3.3% under the conditions described above.

However, pursuant to the provisions of Article 219-J-a *ter* of the CGI, gains resulting from the sale of equity securities *(titres de participations)* held for more than two years at the time of the sale, as long as the required contribution to a special long-term gain reserve is made, are subject to the tax regulations for long-term gains and taxable at the reduced rate of 19% (or, if applicable, the 15% rate up to the limit of € 38,120 per twelve-month period for companies meeting the conditions described in 2.2.8.1.2.(a) above). To this is added the 3% contribution described above, and if applicable, the social contribution of 3.3% under the conditions described above.

"Equity securities" generally include shares described as such in the company accounts, and under certain conditions, the shares acquired through a public takeover or exchange offer, as well as securities providing the benefit of the tax regulations for parent companies and subsidiaries, or those meeting the conditions to benefit from the tax regulations applicable to parent companies and subsidiaries (except for the 5% threshold) and where the cost price is at least € 22,800,000.

Long-term losses from sales may be applied against gains of the same type for the fiscal year or the following 10 fiscal years.

2.2.8.2 *Non French resident taxpayers*

(a) Dividends

Dividends distributed by companies where the head office is located in France are subject to withholding at source at the rate of 25% when the recipient's tax domicile or actual head office is located outside France and, in accordance with internal French law, such recipients are not entitled to the tax allowance (*avoir fiscal*).

However, shareholders whose actual head office is located in a member State of the European Community may, under the conditions set out in Article 119 *ter* of the CGI, be exempt from withholding at source.

Under certain conditions this withholding at source may also be reduced, or even eliminated, under international tax treaties, and the tax allowance *(avoir fiscal)* may be transferred under the terms of treaties (the equalization tax *(précompte)* actually paid may also be reimbursed under certain conditions), with the proviso that relevant treaties signed with certain countries may be subject to specific rules restricting the extending of the benefit of the tax allowance *(avoir fiscal)* to corporations or limiting the right to reimbursement of the tax allowance *(avoir fiscal)* to individuals.

Potential investors are advised to consult their tax advisors about the conditions under which they could receive a reduction in withholding at source and, if applicable, benefit from the tax allowance *(avoir fiscal)* based on tax treaties signed with France.

(b) Capital gains

Gains from sales of shares by persons or entities not fiscally domiciled in France or whose head office is located outside France (with no permanent offices or fixed base in France in whose assets the shares would be registered) and have at no time held,

directly or indirectly, alone or with members of their family, more than 25% of the company profits of the company, at any time during the five years preceding the sale, are not subject to tax in France.

(c) Wealth Tax

Individuals with no fiscal domicile in France are not subject to wealth tax in France on their investments. However, equity shares are not considered investments and may therefore be subject to wealth tax, subject to applicable international tax treaties

(d) Inheritance and gift tax

Under French law, shares in French companies acquired by inheritance or as a gift are subject to inheritance or gift tax in France. However, France has signed treaties with a number of countries intended to avoid double taxation on inheritances and gifts, under the terms of which residents in countries which have signed such treaties may be exempt from inheritance and gift taxes if they meet certain conditions or receive a tax credit.

Potential investors are recommended to consult their tax advisors to determine whether their shares in French companies could be subject to French inheritance and gift taxes and the conditions under which such shares could be exempt from inheritance and gift taxes in France or receive entitlement to a tax credit by virtue of one of the tax treaties signed with France.

2.3 LISTING

2.3.1 Listing of the New Shares

Application will be made to list the New Shares on the *Premier Marché* of Euronext Paris S.A. The expected listing date is December 23, 2003, the settlement date of the New Shares. The New Shares will be traded on the same line as the existing shares under the ISIN Code FR0000034639.

2.3.2 Other markets and listings

ALTRAN TECHNOLOGIES *American Depositary Receipts* (ADR) are traded on an *Over-the-Counter* (OTC) market in the United States.

2.3.3 Changes in share price

The ALTRAN TECHNOLOGIES share is listed on the *Premier Marché d'Euronext Paris A.S.* (ISIN Code: FR0000034639).

Information in respect of trading volumes and the share price of ALTRAN TECHNOLOGIES shares are may be found in Chapter III of the *document de référence*.

2.3.4 Jurisdiction

The competent courts in case of litigation are those where the Company's registered office is situated in the event the Company is the defendant and are appointed according to the nature of the dispute, unless otherwise provided by the French *Nouveau code de procédure civile*.

2.4 IMPACT OF THIS ISSUE ON SHAREHOLDERS

The information given below, as well as the terms of the offering, will be included in an additional report in accordance with Articles 155-2 and 155-3 of the decree (*décret)* Nr. 67-

236 of March 23, 1967 on companies. This report, as well as the additional report from the statutory auditors, will be made available to shareholders at the Company's registered office within the deadline provided by the *décret* and will be reported to them at the next shareholders' general meeting.

1. Impact of the issue of the New Shares on the shareholding of a shareholder holding 1% of the Company's share capital prior to the issue, who does not subscribe to this issue (calculation based on the number of shares comprising the share capital on October 30, 2003):

	Shareholder's Holding October 30, 2003
Prior to the issue of New Shares	1.00 %
After issue of **20,807,584** New Shares[(1)]	0.82 %
After issue of **20,807,584** New Shares[(1)] and «OCEANE» bonds dilution	0.78 %
After issue of **20,807,584** New Shares [(1)] and stock options dilution	0.77 %

[(1)] Excluding Additional New Shares

2. Impact of the issue of New Shares on the share of consolidated shareholders' equity as of June 30, 2003 (*i.e.* € 248.30 million for 93,634,131 shares) for the holder of one ALTRAN TECHNOLOGIES share who does not subscribe to this issue:

	Share of consolidated shareholders' equity June 30, 2003)
Prior to the issue of New Shares	€ 2.67
After issue of **20,807,584** New Shares	€ 3.49

[(1)] Excluding Additional New Shares

2.5 IMPACT OF THIS ISSUE ON THE SHAREHOLDING STRUCTURE

On an indicative basis, in the circumstances described in paragraph 2.1.3.5 "Intentions of the main shareholders", *i.e.* on the basis of a theoretical value of the preferential subscription rights of € 0.676, for subscriptions by Mr. Alexis Kniazeff and Mr. Hubert Martigny of €3.84 million, *i.e.* 532,897 shares respectively, and in the absence of any subscription by the Altran Directors Fund, the share capital and voting rights would be as follows following this issue:

	Prior to the Issue		Following the Issue	
	Share Capital	Voting Rights	Share Capital	Voting Rights
Alexis Kniazeff	10.75 %	16.79 %	9.26 %	14.65 %
Hubert Martigny	10.75 %	16.79 %	9.26 %	14.65 %
Altran Directors Fund	8.76 %	9.05 %	7.16 %	7.69 %
Floating	69.74 %	57.38 %	74.31 %	63.02 %
Total	100.00 %	100.00 %	100.00 %	100.00 %

CHAPTER 3 :
GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL

Information about this chapter is provided in the *document de référence* registered by the COB on October 31, 2003, under Nr. R.03-224. The information therein is correct at the date of this prospectus.

In addition to the information provided in the *document de référence*, the quoted price for ALTRAN TECHNOLOGIES shares has evolved as follows in October 2003:

Highest trading price: € 12.84

Lowest trading price: € 8.26

Average price weighted for daily volumes: € 10.11

(*Source*: Bloomberg)

CHAPTER 4 :
INFORMATION ON THE COMPANY'S BUSINESS

Information about this chapter is provided in the *document de référence* registered by the COB on October 31, 2003 under Nr. R.03-224. The information therein is correct at the date of this prospectus.

CHAPTER 5 :
ASSETS, FINANCIAL SITUATION, EARNINGS

Information about this chapter is provided in the *document de référence* registered by the COB on October 31, 2003 under Nr. R.03-224. The information therein is correct at the date of this prospectus.

CHAPTER 6 :
CORPORATE GOVERNANCE

Information about this chapter is provided in the d*ocument de référence* registered by the COB on October 31, 2003 under number R.03-224. The information therein is correct at the date of this prospectus.

CHAPTER 7 :
RECENT DEVELOPMENTS AND FUTURE PROSPECTS

Information about this chapter is provided in the *document de référence* registered by the COB on October 31, 2003 under number R.03-224. The information therein is correct at the date of this prospectus, subject to the following.

ALTRAN TECHNOLOGIES issued the following press release on November 13, 2003, at the same time as its sales figures for the third quarter of 2003 were released.

"Third quarter 2003 revenue amounted to € 314.2 million of which € 41.9 million were generated by companies acquired in 2002.

Third quarter revenue is down 6.2% compared to the second quarter of 2003. The organic revenue[1] is down by 4.7%.

Revenue generated outside France was € 158.1 million representing a decline of 8.8 % with respect to the 2nd quarter, of which 6.8% is organic.

In France revenue was € 156.1 million, a decrease of 3.5% compared to the 2nd quarter, of which 3.0% was organic.

No acquisition has been concluded in 2003.

(€ millions)

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	9 months sales
Revenue excluding companies acquired (a)	300.3	285.8	272.3	858.4
Contribution of companies acquired in 2002 (b)	52.6	49.3	41.9	143.8
Contribution of companies acquired in 2003 (c)	0.0	0.0	0.0	0.0
Total Revenue (a)+(b)+(c)	352.9	335.1	314.2	1002.2

Quarterly revenue figure comparison with those of 2002 will not be presented, due to lack of information on the quarterly impact of the revenue adjustments in 2002, as already mentioned for the publication of first quarter revenue.

During the 3rd quarter the group continued to adapt its cost structure with regard to the general economic environment with a 516 staff decline. As of September 30, 2003, the total number of employees in the group[2] was 16,528, a decrease of 1,250 compared to the beginning of the year."

When its sales figures for the third quarter of 2003 were released, ALTRAN TECHNOLOGIES announced that its sales for the fourth quarter of 2003 should be between € 340 and € 360 million.

The sequential evolution in sales for France is as follows:-

[1] Organic revenue: revenue for the period less revenue of companies acquired during the period and in the previous financial year.

[2] The company DTS is no longer consolidated in Group accounts since June 2002 and has also been excluded from total number of employees

	Q1 2003 € millions	Q2 2003 € millions	Q3 2003 € millions	Variation Q3/Q2 %
Sales excluding contribution from acquired companies (a)	166.8	158.9	154.1	-3.0
Contribution from companies acquired in 2002 (b)	2.7	2.8	2,0	-28.6
Contribution from companies acquired in 2003 (c)	0	0	0	N/a
Total sales (a+b+c)	169.5	161.7	156.1	-3.5

The sequential evolution in international sales is as follows:-

	Q1 2003 € millions	Q2 2003 € millions	Q3 2003 € millions	Variation Q3/Q2 %
Sales excluding contribution from acquired companies (a)	133.5	126.9	118.2	-6.8
Contribution from companies acquired in 2002 (b)	49.9	46.5	39.9	-14.2
Contribution from companies acquired in 2003 (c)	0	0	0	N/a
Total sales (a+b+c)	183.4	173.4	158.1	-8.8

File n° 82-5164

ANALYST PRESENTATION
EXHIBIT 2

Altran



Q3 2003 Sales

Eric Albrand
CFO

Laurent Dubois
Head of Investors Relations

November 14th, 2003

ALTRAN

Altran

Agenda

- Q3 2003 Sales
- Staff Evolution
- Conclusion

Agenda

Agenda
Q3 2003 Sales
Staff
Conclusion



1. **Q3 2003 Sales**
2. Staff Evolution
3. Conclusion

1. Q3 2003 Sales

Agenda
Q3 2003 Sales
Staff
Conclusion

- Q3 2003 stands at **€314.2m** implying a **– 6.2%** total growth over Q2 2003
- Organic growth over Q2 2003 was **– 4.7%**
- Acquisitions made in 2002 contributed on Q3 2003 for **41.9€m**
- Sales decline of **6.2%** from Q2 is mainly due to the month of August
- No FX impact on Q3 2003

Agenda
Q3 2003 Sales
Staff
Conclusion

1. Q3 2003 Sales

Group's sales evolution

(in €m) *(in %)*

	Q1 2003	Q2 2003	Q3 2003	Change Q3/Q2
Revenues without contribution of acquired companies (a)	300.3	285.8	272.3	-4.7
Contribution of companies acquired in 2002 (b)	52.6	49.3	41.9	-15.0
Contribution of companies acquired in 2003 (c)	0	0	0	Na
Total consolidated (a+b+c)	352.9	335.1	314.2	-6.2

1. Q3 2003 Sales

France sales evolution

(in €m) (in %)

	Q1 2003	Q2 2003	Q3 2003	Change
Revenues without contribution of acquired companies (a)	166.8	158.9	154.1	-3;0
Contribution of companies acquired in 2002 (b)	2.7	2.8	2.0	-28.6
Contribution of companies acquired in 2003 (c)	0	0	0	Na
Total consolidated (a+b+c)	169.5	161.7	156.1	-3.5

1. Q3 2003 Sales

International sales evolution

	(in €m) Q1 2003	Q2 2003	Q1 2003	(in %) Change
Revenues without contribution of acquired companies (a)	133.5	126.9	118.2	-6.8
Contribution of companies acquired in 2002 (b)	49.9	46.5	39.9	-14.2
Contribution of companies acquired in 2003 (c)	0	0	0	Na
Total consolidated (a+b+c)	183.4	173.4	158.1	-8.8

1. Q3 2003 Sales

Sales by Country / Zone



Portugal
3,9 4,2 3,3
Q1 Q2 Q3
United Kingdom
25,5 22,4 20,8
Q1 Q2 Q3
Benelux
24,5 22,1 21,6
Q1 Q2 Q3
Sweden
6,7 5,9 4,3
Q1 Q2 Q3
Asia
2,8 3,2 2,5
Q1 Q2 Q3
USA
9,1 9,6 10,3
Q1 Q2 Q3
Germany
28,2 28,0 28,3
Q1 Q2 Q3
Austria
2,9 2,9 2,1
Q1 Q2 Q3
Brazil
2,6 2,7 3,0
Q1 Q2 Q3
Spain
30,9 30,1 25,2
Q1 Q2 Q3
France
169,5 161,7 156,1
Q1 Q2 Q3
Switzerland
14,6 11,9 9,2
Q1 Q2 Q3
Italy
31,7 30,4 27,5
Q1 Q2 Q3

Agenda
Q3 2003 Sales
Staff
Conclusion

Agenda

1. Q3 2003, Sales
2. **Staff evolution**
3. Conclusion

2. Staff Evolution

Agenda
Q3 03 Sales
Staff
Conclusion

- At the end of September 2003 total group staff was **16.528** excluding DTS which is no longer consolidated

- Since December 2002 total staff have been reduced by **1250** representing a 7.0% decline

- Group's target is to adapt its resources to the level of activity through natural attrition and a fine tuning of the hiring process

2. Staff Evolution


- 404
- 330
- 516
17 778
17374
17 044
16 528
December 02
March 03
June 03
September 03

Agenda

1. Q3 2003 Sales
2. Staff Evolution
3. **Conclusion**

Altran



Q3 2003 Sales

Questions

November 14th, 2003

ALTRAN

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 5

ALTRAN TECHNOLOGIES

French limited liability company (*Societé Anonyme*) with a share capital of € 46 817 065,50
Headquarters: 58, boulevard Gouvion Saint-Cyr, 75017 Paris
702 012 956 R.C.S. Paris

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE (THE "COB").

PRESS RELEASE

Paris, November 21, 2003

Share capital increase by way of an issue of shares for cash with preferential subscription rights

Agreement with Altran's lending banks on medium-term refinancing

ALTRAN TECHNOLOGIES is launching a share capital increase by way of an issue of shares with preferential subscription rights for a total amount of approximately € 150 million, including the issue premium.

This share capital increase will take place from November 27, 2003 to December 10, 2003 included. The subscription price is € 7,20 per New Share. The subscription of New Shares will be reserved in priority to existing shareholders or the acquirers of their preferential subscription rights, who will have the right to subscribe preferentially for New Shares on a non-reducible basis (*irréductible*), at the rate of 2 New Shares for 9 existing shares, and for excess New Shares subject to reduction (*réductible*).

The share capital increase falls within the strategy of restoring ALTRAN's financial situation. Concurrently with this share capital increase, ALTRAN's main lending banks have agreed with the Company to grant or maintain existing credit facilities for an aggregate principal amount of approximately € 150 million in replacement of existing credit lines resulting in an lengthening of the maturity date of ALTRAN's corresponding debt to 2009.

The structure of the financing thus put in place should allow ALTRAN to repay its "OCEANE" bonds convertible and/or exchangeable for new or existing shares issued in July 2000, *i.e.* € 428 million to be repaid on January 1, 2005, and to provide it with the means to ensure the Group mid-term financing.

This issue is lead-managed by BNP Paribas, Crédit Agricole Indosuez – Crédit Lyonnais and SG Corporate & Investment Banking, acting as Joint Lead Managers.

Principal terms of the share capital increase by issue of shares for cash by with preferential subscription rights

Issuer

ALTRAN TECHNOLOGIES S.A.

Sector classification FTSE™

Economic group:	90 Information technology
Sector:	97 Software and Computer services
Sub-sector:	972 Computer services

Purpose of the issue

The share capital increase falls within the strategy of restoring ALTRAN TECHNOLOGIES' financial situation. In order to achieve this objective, ALTRAN TECHNOLOGIES is firstly mobilizing its own resources:

- Restoring the operating profit: the adapting of the cost structure to the level of activity is being realized by downsizing over 7% of personnel over the first nine months of the year 2003.
- Control and then reduction of customer receivables: following the sizable reduction recorded in the second half of 2002, customer receivables stabilized in the first half of 2003. ALTRAN TECHNOLOGIES maintains the objective of a € 50 million reduction in such receivables by the end of 2004, subject to stable levels of activity, thanks to the strengthening of sales management procedures and the implementing of factoring agreements.
- Centralizing available treasury: the reduction of financing requirements is conditional upon the availability of the group's treasury. By an internal treasury centralization, the portion of cash available for the group increased from 24% at the end of 2002 to 54% at the end of September 2003. This effort will continue.
- Putting in place financing by way of factoring: ALTRAN TECHNOLOGIES has signed agreements with 4 factoring companies granting it over € 160 million in credit lines. By the end of October 2003, over € 50 million in financing were obtained and the objective is to have available between € 80 to € 100 million by the end of 2003 and € 150 million in 2004.

In addition to the financial resources generated by this mobilization of internal resources, medium term financing will be ensured by:

- The share capital increase, which will allow for a strengthening of ALTRAN TECHNOLOGIES' shareholders' equity and a restoring of its financial ratios. Thus the net debt to shareholders' equity ratio should again be of approximately 1, shareholders' equity group share having increased to € 400 million as of June 30, 2003 and net debt being reduced to € 368 million as of June 30, 2003.
- The unrestricted availability of credit lines representing € 152,6 million as of December 31, 2004 and which mature in 2009:
    - The Crédit Agricole d'Ile-de-France agreed to maintain its two existing credit lines maturing in 2009, representing an aggregate total amount of € 84.5 million as of December 31, 2003 and, taking into account amortization, € 72.6 million as of December 31, 2004.

- BNP Paribas and Société Générale have agreed to grant two new credit lines for an amount of € 40 million, in replacement of existing facilities. These two credit lines mature in December 2009 and are amortizable by identical half-yearly installments following the first drawdown.
- All these credit lines would become repayable if the Company should not comply with the maximum financial ratios shown in the table below:

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Net debt / shareholders' equity	1.0	1.0	1.0	1.0	1.0
Net debt / Ebitda	4.0	3.5	3	2.5	2.5

With the understanding that the Ebitda corresponds to the French "*Excédent brut d'exploitation*".

To date, the Company does not have to comply with any other significant covenants on its drawn credit lines. In respect of credit facilities which are still in the process of being finalized, a possible limitation regarding deconsolidating structures, a cross default clause, possible limitations on acquisitions prior to repayment of the "OCEANE" bonds and possible pledges of securities. The Company will communicate to the market the key elements of these facilities once they are finalized.

ALTRAN TECHNOLOGIES should therefore have available the necessary resources to ensure the repayment of the "OCEANE" bonds on January 1, 2005 and guarantee its medium-term financing.

The overall resources which the group will be able to mobilize by the end of 2004, before cash flow generated by operations and provided that the group achieves all its objectives in restoring its financial ratios as described above, are as follows:

Factoring	€ 150 million
Receivables reduction...........................	€ 50 million
Credit facilities......................................	€152.6 million
Share capital increase	€150 million

The Company reserves the right to use part of the funds raised through the share capital increase to buy back outstanding OCEANE bonds.

Securities to be issued

Authorizations

Pursuant to the delegation of the extraordinary and ordinary general shareholders' meeting of June 30, 2003, the Board of Directors decided, in its meeting of November 7, 2003, the principle of launching an issue with the objective of strengthening shareholders' equity and for this purpose authorized the Chairman of the Board of Directors to increase the share capital, with or without shareholders' preferential subscription rights, for a maximum nominal amount of € 15 million, *i.e.* a maximum number of 30,000,000 new shares, and granted its Chairman all powers to implement such issue. The Chairman of the Board of Directors decided, on November 19, 2003, to use the powers granted by the Board of Directors and to proceed with a share capital increase with preferential subscription rights for a aggregate gross amount, including issue premium, of

approximately € 150 million, subject to increase to approximately € 161.4 million in the event of exercise of options to subscribe for shares granted by ALTRAN TECHNOLOGIES *or in the event of conversions of the* OCEANE *bonds, by issuing* new shares (the "New Shares"). Pursuant to article L. 225-134 of the French *Code de commerce* and the thirteenth resolution of the ordinary and extraordinary general shareholders' meeting, the Board of Directors may reduce, if applicable, the size of the share capital increase to the amount of effective subscriptions, subject to such amount reaching at least three-quarters of the initial issue size, freely allocate all or part of the unsubscribed New Shares, or offer to the public all or part of the unsubscribed New Shares.

Number of New Shares

20,807,584 New Shares will be issued, with a par value of € 0.50 each. This number may be increased by a maximum of 1,604,882 New Shares (the "Additional New Shares") deriving from the exercise of preferential subscription rights resulting from the conversion into new shares of "OCEANE" bonds or to shares resulting from the exercise of options to subscribe for shares.

The New Shares to be issued (excluding the Additional New Shares) represent a total nominal amount of € 10,403,792, *i.e.* 22.22% of the share capital and 17.70 % of the voting rights as of November 20, 2003.

Subscription price

Subscription price	....	€ 7.20
of which:	Nominal value.........................	€ 0.50
	Issue premium	€ 6.70

Upon subscription, the amount of € 7.20 per New Share will have to be paid, representing the aggregate nominal value and issue premium.

Issue gross and net proceeds

The gross proceeds from the issue of the 20,807,584 New Shares will amount to € 149,814,604.80.

The aggregate net proceeds from the issue, to be paid to the Company after deduction of the financial institutions' remuneration, and of legal and administrative fees, will amount to approximately € 143.6 million.

Terms of Subscription

Preferential subscription rights

By way of entitlement without reduction (irréductible)

The subscription of the New Shares is reserved in priority to the shareholders or to the acquirers of their preferential subscription rights, who will have the right to subscribe preferentially on a non-reducible basis, at the ratio of 2 New Shares for 9 existing shares, without taking fractional shares into account.

To reach this proportion, a shareholder has waived in advance its right to exercise the preferential subscription rights in respect of 3 of its shares.

Shareholders or acquirers of their preferential subscription rights who do not own, in respect of non-reducible preferential subscription rights, a number of preferential subscription rights corresponding to a whole number of New Shares may acquire preferential subscription rights on the market or join with others to hold a number of rights equal to a multiple of 9 in order to exercise their

preferential subscription rights without resulting in an undividable subscription, as ALTRAN TECHNOLOGIES recognizes only one holder for each share.

Subject to reduction of their entitlement (réductible)

At the same time as they exercise their preferential subscription rights on a non-reducible basis, the shareholders or acquirers of their preferential subscription rights may subscribe on a reducible basis for the number of New Shares they wish, in addition to such New Shares they are entitled to through the exercise of their preferential subscription rights on a non-reducible basis.

New Shares not subscribed preferentially on a non-reducible basis will be distributed and allocated to such shareholders who subscribed on a reducible basis.

Subscription orders subject to reduction will be executed up to the limit of such orders and *pro rata* the number of existing shares in respect of which preferential subscription rights have been exercised on a non-reducible basis, without resulting in any attribution of fractional New Shares.

Exercise of preferential subscription rights

For shares held in administered registered form (*nominatif administré*) or bearer form (*au porteur*), the subscription orders and the corresponding payment will be accepted by any financial intermediary entitled to receive and transmit orders on behalf of third parties.

For shares held in fully registered form (*nominatif pur*), the subscription order and the corresponding payment will be received by BNP Paribas Securities Services.

Each subscription must be made with the corresponding payment of the amount of € 7.20 per New Share subscribed both on a non-reducible and a reducible basis.

Listing of preferential subscription rights

The preferential subscription rights will be traded on the *Premier Marché* of Euronext Paris S.A. during the entire subscription period and will be admitted to the clearing procedures of Euroclear France.

Theoretical value of the preferential subscription rights

€ 0.676 based on the last quoted price for ALTRAN TECHNOLOGIES shares on November 19, 2003.

Share price (*Premier Marché* of Euronext Paris S.A.)

Last quoted price on November 19, 2003: € 10.92

Highest quoted price over the last 12 months: € 12.84

Lowest quoted price over the last 12 months: € 2.03

Subscription period

Subscription will be open from November 27, 2003 to December 10, 2003 included.

Intentions of main shareholders

Mr. Alexis Kniazeff and Mr. Hubert Martigny, holding each 10.75 % of ALTRAN TECHNOLOGIES' share capital and 16.79 % of voting rights, have indicated their intention to sell a portion of their preferential subscription rights and to use the proceeds of such sale (after tax) for the subscription of New Shares up to the

balance of their remaining preferential subscription rights. Consequently, they appointed the Joint Lead Managers to sell a number of preferential subscription rights on the market in order to achieve the above objective at conditions such as to ensure an orderly market of the preferential subscription rights and equality among the holders of preferential subscription rights.

Altran Directors Fund, which holds 8.76 % of ALTRAN TECHNOLOGIES' share capital and 10.64 % of the voting rights, will not subscribe to this share capital increase.

Mr. Alexis Kniazeff and Mr. Hubert Martigny have agreed, for a period of 180 days from November 20, 2003, not to sell any of their available shares (or, for each or them, 10.75 % of the share capital, excluding 0.34 % of the share capital corresponding to shares pledged with financial institutions) nor any New Shares which they will subscribe through the share capital increase.

Furthermore, ALTRAN TECHNOLOGIES has agreed, for a period of 180 days from November 20, 2003, not to issue any shares or other securities giving access to the share capital, with the exception, in particular, of the issue of shares derivi ng from the conversion of "OCEANE" bonds and the exercise of options for subscription of shares.

Selling Restrictions

The distribution of the prospectus, the offer or sale of the New Shares and the preferential subscription rights may be subject, in some countries, to specific regulations. Persons in possession of the prospectus must obtain information on any possible local restrictions and comply with them.

Underwriting

The subscription of the entire share capital increase will be underwritten by BNP Paribas, Crédit Agricole Indosuez and Crédit Lyonnais (the latter institutions acting jointly and severally) and Société Générale pursuant to an underwriting agreement (*Contrat de garantie*). Such underwriting will not constitute an irrevocable underwriting agreement (*garantie de bonne fin*) as defined in article L. 225-145 of the French *Code de commerce.*

Subscription agents - Payment of subscriptions - Deposit of funds

Subscription orders received by financial intermediaries will be centralized by Société Générale.

The proceeds from the share capital increase will be deposited with Société Générale, 29, boulevard Haussmann, 75009 Paris, which will deliver the *certificat du dépositaire* pursuant to article L. 225-146 of the French *Code du commerce.*

Indicative timetable for the sharecapital increase

November 20, 2003	*Visa* of the French *Commission des opérations de bourse* on the *prospectus*
November 21, 2003	Issue of a press release by the Company describing the principal terms of the share capital increase
November 21, 2003	Publication in the *Bulletin des Annonces légales obligatoires* of the *notice* in respect of the share capital increase
November 27, 2003	Commencement of the subscription period – beginning of listing of the preferential subscription rights
December 10, 2003	End of the subscription period – end of listing of the preferential subscription rights
December 23, 2003	Issue of the New Shares – Settlement and delivery Listing of the New Shares on the *Premier Marché* of Euronext Paris S.A.

Characteristics of the New Shares

Book-entry of New Shares :

The New Shares may be in registered (*nominatif*) or bearer (*au porteur*) form, at the shareholder's option.

Dividend entitlement

The New Shares to be issued, with a par value of € 0.50, will be created with an effective date (*date de jouissance*) of January 1, 2003 and will be fully fungible with existing shares.

The New Shares will be entitled, for the fiscal year commencing on January 1, 2003 and for the following fiscal years, to the same dividend as may be paid in respect of existing shares.

The New Shares will be subject to all provisions of the Company's articles of association (*statuts*).

Listing of the New Shares

Application will be made to list the New Shares on the *Premier Marché* of Euronext Paris S.A. The expected listing date is December 23, 2003, the settlement date of the New Shares. The New Shares will be traded on the same line as the existing shares under the ISIN code FR0000034639.

ALTRAN TECHNOLOGIES' American Depositary Receipts (ADRs) are traded on the Over-the-Counter (OTC) market in the United States.

A *prospectus*, consisting of the *Document of Référence* registered by the French *Commission des opérations de bourse* on October 31, 2003 under number R.03-224 and of a *note d'opération*, which has received a *visa* n°03-1032 from the *Commission des opérations de bourse* on November 20, 2003, with the warning (*avertissement*) below.

Warning

The French *Commission des opérations de bourse* draws the attention of the public to the following elements:

- The subscription of the New Shares is not underwritten pursuant to article L. 225-145 of the French *Code de commerce*. Consequently, trading of the New Shares will commence after the issue of the *certificat du dépositaire*, *i.e.* after the settlement date.
- The paragraph in respect of the group's risk factors and exceptional events and litigation described in the *document of référence*.
- The statutory auditors made, in their report on the consolidated financial statements for the year ended December 31, 2002, the three observations described respectively in the following notes to the consolidated financial statements:
- "the note on accounting principles and evaluation methods in respect of a change in presentation and of the first application of rule 2000-06 of the accounting regulatory committee regarding liabilities.
- the note in the annex in respect of the correction of errors in the financial statement for the fiscal year ended December 31, 2001.
- The note in respect of the medium-term credit lines and their covenants which are currently being re-negotiated.
- The Company considers the restoring of the group's financial ratios as a priority: "Re-establishing distribution of dividends will only be proposed once this objective has been reached."